SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.          Description

1                    Holding(s) in Company released on 10 January 2006

Exhibit No. 1

 SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

      SEE BELOW LETTER

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

      9 JANUARY 2006

11)  Date company informed

      10 JANUARY 2006

12)  Total holding following this notification

      67,841,737

13)  Total percentage holding of issued class following this notification

     10.84%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL
      TEL:  0207 706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....10 JANUARY 2006..........


Amendement 25

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held:      RANK Group Plc

2. Notifiable Interest:    Ordinary Shares

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII) investment and investment managers for various non-US investment companies and institutional clients.


3.     The notifiable interests also comprise the notifiable interest of

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC.                                      Amendment No 25

CURRENT OWNERSHIP PERCENTAGE:    10.84%

TOTAL SHARES HELD:            67,841,737

SHARES IN ISSUE:             625,901,997

CHANGE IN HOLDINGS SINCE
 LAST FILING:                    (804,965) ORDINARY SHARES



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        6,303,290      FPM       NORTHERN TRUST LONDON
                        5,017,810      FPM       STATE STR BK AND TR CO LNDN (S
                        3,812,700      FPM       JP MORGAN, BOURNEMOUTH
                        1,429,900      FPM       MELLON BANK
                        1,356,506      FPM       BANK OF NEW YORK BRUSSELS
                          846,000      FPM       HSBC BANK PLC
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          142,000      FPM       CHASE MANHTTN BK AG FRNKFRT (S
                          137,600      FPM       CLYDESDALE BANK PLC
                           76,800      FPM       JPMORGAN CHASE BANK
                           17,900      FPM       CHASE MANHATTAN LONDON
                           16,500      FPM       DEXIA PRIVATBANK
                          909,100      FMTC      BROWN BROTHERS HARRIMAN AND CO
                          682,493      FMTC      STATE STREET BANK AND TR CO
                          351,300      FMTC      NORTHERN TRUST CO
                          334,100      FMTC      JPMORGAN CHASE BANK
                          233,700      FMTC      BANK OF NEW YORK
                          632,811      FMRCO     STATE STREET BANK AND TR CO
                          191,400      FMRCO     NORTHERN TRUST LONDON
                           62,000      FMRCO     MELLON BANK N.A.
                       39,381,567      FISL      JPMORGAN BOURNEMOUTH
                          821,951      FIL       BROWN BROS HARRIMAN LTD LUX
                          512,300      FIL       JP MORGAN, BOURNEMOUTH
                          430,600      FIL       BANK OF NEW YORK BRUSSELS
                          286,100      FIL       JP MORGAN, BOURNEMOUTH
                          227,640      FIL       STATE STR BK AND TR CO LNDN (S
                          222,300      FIL       NORTHERN TRUST LONDON
                        1,950,939      FIL       JP MORGAN, BOURNEMOUTH
                          283,930      FII       BANK OF NEW YORK EUROPE LDN
                          289,700      FICL      STATE STREET BANK AND TR CO
                           22,900     FIA(K)L    STATE STREET HONG KONG

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  16 January 2006

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary